

PENSERRA

2025

Report of Independent Registered Public Accounting Firm and Financial Statements

Penserra Securities LLC

SEC ID NO 8-67773

Year Ended December 31, 2025

PUBLIC DOCUTMENT

Filed pursuant ro Rule 17-a-15(e)(3)

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	8-67773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2025_____ AND ENDING _____12/31/2025_____
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PENSERRA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 4 ORINDA WAY, SUITE 100-A
(No. and Street)

 ORINDA   CA   94563
 (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

 JORGE MADRIGAL   312-801-9796   GEORGE.MADRIGAL@PENSERRA.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

14555 DALLAS PARKWAY, SUITE 300	DALLAS	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JORGE MADRIGAL**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **PENSERRA SECURITIES LLC**, as of **DECEMBER 31, 2025**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNETTE THOMAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 09, 2026

_____
Notary Public

_____
Signature

PRESIDENT AND CEO
_____
Title

This report** contains (check all applicable boxes):

- X (a) Statement of financial condition.
- X (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

** _To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable_

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Penserra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 27, 2026

We have served as the Company's auditor since 2012.

FINANCIAL STATEMENTS

———

ASSETS

Cash and cash equivalents	$	14,075,093
Securities owned, at fair value		3,862,007
Receivables:		
Brokers, dealers, and clearing organizations		3,017,701
Customers and counterparties		620,635
Prepaid expenses		54,412
Brokerage account deposit		252,347
Property, plant, and equipment:		
Furniture and equipment, net of accumulated depreciation		9,392
Operating lease right-of-use asset, net of accumulated amortization		782,989
Intangible assets:		
Goodwill		2,543,770
Other assets		197,680
Total assets	$	25,416,026

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers, dealers, and clearing organizations	$	480,074
Customers and counterparties		21,635
Affiliates and employees		2,359,666
Accrued expenses		261,762
Operating lease liability		842,492
Subordinated revolving line of credit		10,000,000
Total liabilities		13,965,629
Member's equity		11,450,397
Total liabilities and member's equity	$	25,416,026

PENSERRA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (the Firm) was established on February 27, 2007, a single member New York Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Firm has employees with a combination of buy-side and sell-side experience from major bulge bracket firms. The Firm uses that experience to provide global equity trading, fixed income trading, and investment banking. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in Chicago, Illinois and Midtown Manhattan, New York. The Firm has received minority business certification from various public and private organizations. The Firm is a wholly owned subsidiary of Penserra Financial Ventures LLC (the parent).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue recognition – The Firm follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract with customers.

Revenue from contracts with customers includes: (i) commissions charged for equity trade execution services, (ii) commissions charged for equity exchange trading, (iii) income generated from the mark-up and mark-down of fixed income orders as riskless principal or principal trades, and (iv) underwriting fees from participating in the underwriting syndicate of new corporate debt issues and equity initial public offerings as a co-manager. Commission and fee revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines. The Firm believes that the performance obligation related to commissions is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. The Firm believes that the trade date is the appropriate point in time to recognize fees for securities underwriting transactions as there are no significant actions which the Firm needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Because equity commissions are earned on a per-transaction basis, such revenues fluctuate from period to period depending on (a) the volume of shares traded in the U.S., (b) the notional value of securities traded outside the U.S. in Latin America, Europe and the Asia Pacific region and (c) the Firm's commission rates. Certain factors that affect the Firm's volumes and notional value traded include macro trends and volatility in the global equities markets that affect overall institutional equity trading activity; competitive pressure, including pricing, created by the existence of execution competitors; and potential changes in market structure in the U.S. and other regions. Equity exchange trading commission are earned on complex, multi-party U.S. equity trades tied to derivative strategies, or stock option packaged trades. The volume of shares traded will fluctuate based on market volatility and the opportunity to package these bundled trades. In addition, revenues from fixed income executions are impacted by interest rates, liquidity and other macro-economic factors. Underwriting fees are related to the issue of new corporate debt or equity securities, which are also impacted by credit liquidity, interest rates, and macro-economic factors.

Revenue recognition does not require significant judgements or estimates, recognized amounts are based on actual fees earned from transactions at a defined point. The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Single Segment Reporting – The Firm operates as a single-segment securities broker-dealer, offering services in global equity trading, fixed income trading, and investment banking. Jorge Madrigal, the CEO, serves as the chief operating decision maker (CODM), utilizing net income for business evaluation and forecasting. The CODM also employs excess net capital (Note 7) to make operational decisions regarding profit reinvestment and dividend payments while maintaining capital adequacy.

In alignment with FASB ASC Topic 280, The Firm's operations are managed as a single operating and reportable segment with the CODM overseeing business activities using consolidated information, this guidance allows for a single reportable segment. The CODM of the firm manages the business as a whole utilizing consolidated information for decision-making.

The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2 - Significant Accounting Policies and Presentation. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, income changes in member's equity, and cash flows.

In 2025, forty-nine percent of the Firm's total revenues were generated from a single internal class of services, while the remaining fifty-one percent was distributed fairly evenly among the other service offerings. This indicates that each of the other service classes contributed an equal share of this portion of the revenue. Importantly, the Firm confirms that no single external source accounted for more than 10% of its total revenue, meaning there was no major customer concentration as defined by typical thresholds. Although this revenue structure demonstrates a current reliance on one internal service class, the Firm maintains and continues to grow a diversified external client base, mitigating risks associated with customer concentration.

Leases – The Firm follows the provisions of FASB ASC Topic 842, *Leases*, which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial condition. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of net income.

In addition, the Firm made an accounting policy election to keep leases with an initial term of 12 months or less off of the statement of financial condition. The Firm will continue to recognize those lease payments for short-term leases on a straight-line basis over the lease term.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of goodwill. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Concentration of credit risk – Concentration of credit risk associated with a lack of diversification, such as having substantial investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, political, regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

The Firm's cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equivalents with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure with any one institution. The firm's counterparties, with respect to broker-dealers and clearing agents, are generally large well-known financial services companies with strong credit ratings.

Receivables – The Firm follows the provisions of FASB issued ASU 2016-13, *Financial Instruments - Credit Losses* (Topic 326). The update improves financial reporting by requiring a timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in previous GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term.

The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. Topic 326 requires the Firm to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Firm takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Firm did not have receivables related to contracts with customers or financial assets for which an allowance for credit losses was necessary at December 31, 2025.

Furniture and equipment – Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment, the estimated useful life is five years. As of December 31, 2025, fixed assets (net of accumulated depreciation) totaled $9,392.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the member for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax. During 2025, the Firm incurred $718 in state and local taxes. The Firm applies the topic of the FASB ASC relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

As of December 31, 2025, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Subordinated borrowings – The Firm has a $10,000,000 unsecured revolving credit agreement that bears a floating interest rate of Prime plus 2.5% per annum with a maturity date of March 31, 2026. When drawn upon, proceeds may be used to manage inventory levels to meet client demands and general corporate purposes. The credit agreement was approved by FINRA as a subordinated borrowing and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2025, none of these subordinated borrowings are being used for compliance with the Firm's minimum net capital requirements. The balance as of December 31, 2025, was $10,000,000.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

> *Level 2* – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Securities Owned* - To determine the fair value of U.S. government agencies CMOs, and U.S. treasury securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in securities owned on the Statement of Financial Condition.

Commitments and contingencies – During the normal course of its operations, the Firm may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Firm that will ultimately be resolved when one or more future events occur or fail to occur. Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of December 31, 2025, management believes that any such items would not have a material or adverse effect on its continuing operations.

Goodwill – Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. In 2025, the Firm performed an internal valuation utilizing Step 0 analysis to evaluate Goodwill for impairment at the reporting unit level. Upon completion of this evaluation, it was determined an impairment does not exist.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2025, the Firm held fifty collateralized mortgage obligations of U.S. government agencies (CMOs) with a fair value of $2,107,756, the associated unrealized loss on these positions is $45,878 and is included in the Statement of Income as principal trading income. The Firm held two U.S. Treasury securities with a fair value of $1,754,251 and $0 associated unrealized gain or loss. All associated unrealized gains are included in the Statement of Income as Other Income. Management has categorized all positions above as level 2 in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
US government agency CMOs	$ -	$ 2,107,756	$ -	$ 2,107,756
U.S. Treasury securities	1,754,251	-	-	1,754,251
Total	$ 1,754,251	$ 2,107,756	$ -	$ 3,862,007

NOTE 4 – RECEIVABLES FROM BROKERS, CLEARING AGENTS AND OTHER

The Firm's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Firm's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Firm. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Firm for a very short period of time. The Firm continually reviews the credit quality of its counterparties.

The receivables from broker-dealers and clearing agents represent an unsecured commission receivable for which the Firm executed trades during December 2025 and received subsequent to year end. In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm. Historically, all amounts due from counterparties have been collected in accordance with agreed upon contractual obligations. As such, as of December 31, 2025, an allowance for credit losses has not been recorded. The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Firm's receivables reflected on the Statement of financial condition are represented below as of December 31:

	December 31, 2025	January 1, 2025
Equity commission receivables	$ 970,358	$ 967,272
Customer and counterparties	620,635	409,639
Underwriting receivables	589,418	385,087
Receivables from clearing-broker	1,457,925	1,643,881
Total	$ 3,638,336	$ 3,405,879

NOTE 5 – CLEARING ORGANIZATION

The Firm clears its transactions through two different broker-dealers on a fully disclosed basis. A receivable from the clearing organizations is the result of the Firm's activity with these clearing organizations. The Firm may also have a payable to the clearing organizations related to these transactions, which are collateralized by securities owned by the Firm. The Firm's clearing organizations require the Firm to maintain a cash deposit of $250,000 with each organization. The Firm is permitted to use their cash deposit to invest in short-term money market securities at one of the clearing firms. The value of these securities as of December 31, 2025, was $280,283 and is classified as money market instruments within total securities owned, at fair value on The Firm's Statement of Financial Condition. The remaining combined cash deposit amount of $252,347 at both firms is classified as brokerage account deposit on the Statement of Financial Condition as of December 31, 2025.

NOTE 6 – OPERATING LEASES

The Firm carries operating lease assets and operating lease liabilities of approximately $782,989, and $842,492, respectively, as of December 31, 2025. Total rent expense for 2025 was $376,599. Total cash paid for rent in 2025 was $438,423

Year Ending December 31st

2026	$ 373,220
2027	$ 209,990
2028	$ 216,291
2029	$ 165,843
Total future lease commitments	965,344
Less: present value discount	(122,852)
Operating lease liability	$ 842,492
Weighted-average remaining lease (in years)	2.18
Weighted-average discount rate	8.51%

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the SEC. Net capital, as defined in the regulation, as of December 31, 2025, was $17,566,261 which exceeded minimum net capital requirements by $17,354,085. The ratio of aggregate indebtedness to net capital was approximately 0.18 to 1. The Firm claims an exemption from the SEC's customer protection Rule 240 15c3-3, under paragraph k(2)(ii) for the year ended December 31, 2025.

NOTE 8 – RELATED PARTY TRANSACTIONS AND EXPENSE SHARING AGREEMENT

The Firm and the Parent are parties to an Expense Sharing Agreement (the "Agreement"), pursuant to which certain operating expenses are allocated to the Firm. Under the Agreement, the Parent provides administrative and operational support services, including compensation and employee benefits for shared personnel; office space and related occupancy costs; technology, communications, and infrastructure; and other general and administrative services. Costs are charged to the Firm based on specific identification where practicable. When specific identification is not practicable, expenses are allocated using methodologies that management believes are reasonable and consistent with the nature of the underlying costs, including allocations based on headcount, payroll, or occupied square footage. Management believes such methodologies are applied on a consistent basis and are reasonable approximations of the costs incurred.

As of December 31, 2025, the total amount payable to affiliates and employees was $2,359,666. This balance includes an intercompany payable to the Parent of $35,458 and $2,324,209 due to employees for payroll-related liabilities, including employer 401(k) matching contributions, commissions, and accrued bonuses.